About IPMAP

Intellectual Property Market Advisory Partners, LLC or IPMAP is an IP consulting firm that offers data-driven economics and finance for IP decision-making in licensing, monetization, litigation, and IP-oriented corporate transactions such as financing, M&A, equity investment, distressed assets investment, and transfer pricing. It provides analytical insights and actionable solutions to a wide variety of clients in high-tech, legal, and financial industries. IPMAP owns the largest database of patent portfolio transactions (a patent market equivalent of M&A database in investment banking), and has created a unique Augmented Market Approach (AMA) for patent portfolio valuation. For more information, please visit the firm's web pages at http://www.ipmapllc.com/, or at https://www.linkedin.com/in/drjacklucfa on LinkedIn.

Jack Lu, PhD, CFA: Jack is a Partner and the Chief Economist of IPMAP. As an economist and financial analyst with engineering background and research credentials, he specializes in economic study, financial analysis, assets valuation, and strategic advisory for IP transactions/disputes, and for IP-intensive corporate transactions/disputes. Jack's research and consulting services deliver valuation reports, pre-transaction studies, fairness opinions, market & competition analysis, pre-litigation & pre-assertion assessments, settlement & mediation packages, and damage estimates.

Before founding IPMAP in the spring of 2014, Jack served as Senior Economist, Director of Economic Analysis, and the Chief Economist at another economic consulting firm, where he conducted economic damage analysis for IP and other commercial litigation, developed two generations of financial distress forecast models for a major turnaround management firm, and operated the financial distress forecast & advisory practice. Prior to that, he worked briefly at a Montreal-based investment consulting firm as an investment analyst, and interned with the American Enterprise Institute (AEI) in Washington DC.

An active and productive researcher, Jack has published more than 20 articles and papers in IP valuation, patent market, and other economic & financial areas, and is a frequent speaker at various IP forums. His most recent research can be found at his SSRN author page at http://ssrn.com/author=230071. After receiving his B.E. in electrical engineering and M.Ph. in technology management, Jack studied economic policy and received his PhD from the University of Texas at Austin. He is a Chartered Financial Analyst (CFA) charter holder.

IP MAP A Thinker & Doer.